EXHIBIT 3.8

ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
HANCOCK HOLDING COMPANY

          Article Second of the Articles of Incorporation is hereby amended in its entirety to read as follows:

          The aggregate number of shares which the Corporation is authorized to issue is 400,000,000 divided into two classes. The designation of each class, the number of shares of each class and the par value, if any, of each class are as follows:

Number of Shares	Class	Par Value, if any

350,000,000	Common	$3.33
50,000,000	Preferred	$20.00

          The preferences and relative rights in respect of the shares of each class and the variations in the relative rights and preferences as between the series of any preferred class in the series are as follows:

          Each share of Common Stock shall entitle the holder thereof to full voting rights. Except as may be determined by the Board of Directors at the time a series is created, holders of Preferred Stock shall have no voting rights as a holder of such stock, except as specifically required by law.

          The holders of Preferred Stock shall be entitled to receive dividends, subject to statutory restrictions, when and as declared by the Board of Directors. Such dividends shall be payable at such periods as shall be fixed by the Board of Directors at the rate specified in the resolution of the Board of Directors authorizing the issuance of the particular series of Preferred Stock, and no more, before any dividend shall be paid or set apart for payment upon the Common Stock.

          Dividends on the Preferred Stock shall be cumulative, so that if for any period the same shall not be paid, the right thereto shall accumulate as against the Common Stock, and all arrears so accumulated shall be paid before any dividend shall be paid upon the Common Stock.

          Whenever all accumulated dividends on the outstanding Preferred Stock for all previous periods shall have been declared and shall have become payable, and the Corporation shall have paid such accumulated dividends for such previous periods, or shall have set aside from its legally available funds a sum sufficient therefor, the Board of Directors may declare dividends on the Common Stock, payable then or thereafter out of any remaining legally available funds.

          Each class of Preferred Stock shall be divided into and issued from time to time by resolution of the Board of Directors in one or more series, each series being so designated as to distinguish the shares thereof from the shares of all other series and classes. All or any of the series of any such class and the variations and the relative rights and preferences as between different series may be fixed and determined by resolution of the Board of Directors, but all shares of the same class shall be identical except as to the following relative rights and preferences, as to which there may be variations between different series:

(a)	the rate of dividend;

(b)	whether shares may be redeemed and, if so, the redemption price and terms and conditions of redemption;

(c)	the amount payable upon shares in the event of voluntary and involuntary liquidation;

(d)	sinking fund provisions, if any, for the redemption or purchase of shares;

(e)	the terms and conditions, if any, on which shares may be converted; and

(f)	the voting rights of the shares.